NEWS RELEASE

FOR IMMEDIATE RELEASE	Filed under Rule 425 by SafeNet with respect to Cylink Corporation SEC File No. 0-20634

Contact:	Maureen Kolb, Public Relations (410) 931-1103 mkolb@safenet-inc.com www.safenet-inc.com	Michelle Layne, Investor Relations (410) 933-5895 mlayne@safenet-inc.com www.safenet-inc.com

SafeNet Announces Plans to Acquire Cylink Corporation
Acquisition Expected to be Accretive, Adds Premier Government Customers

        BALTIMORE, Maryland—October 30, 2002—SafeNet (Nasdaq: SFNT), a leading provider of Internet security technology that is the de facto standard in the VPN industry, today announced that it has signed a definitive merger agreement to acquire all the outstanding stock of Cylink Corporation (Nasdaq: CYLK). Under the merger agreement, SafeNet will issue 0.05 shares of SafeNet common stock for each outstanding share of Cylink common stock, or approximately 1.839 million shares, which will represent approximately 16% of the outstanding stock of SafeNet after closing of the merger. Based on today's closing price for SafeNet's stock, the market value of the transaction is $35.4 million.

        According to Anthony Caputo, Chairman, and CEO of SafeNet, "Cylink is an excellent fit with SafeNet, which we believe strengthens our current activities, adds an impressive base of new government customers, and further expands the scope of our product line. We also believe that the acquisition will be accretive to SafeNet's earnings in the first full quarter of combined operations, due to expected cost savings from consolidation and operating efficiencies."

        Mr. Caputo added, "We've just reported very strong third quarter results, and our core business is exceeding expectations. The acquisition of Cylink could not come at a better time, given our financial and market strength, as we further our progress toward future profitable growth. The combination of our product offerings helps to create the best Virtual Private Network (VPN) security solution on the market today."

About Cylink

        Cylink develops, markets, and supports a comprehensive portfolio of hardware and software security products for mission-critical private networks and business communications over the Internet. The company's solutions offer competitive advantages by lowering the cost of deploying and managing secure, reliable private networks, while enabling the use of the Internet for trusted transactions with business partners and customers. Headquartered in Santa Clara, California, Cylink has 175 employees worldwide working in six offices around the world.

        William Crowell, President and Chief Executive Officer of Cylink, said, "SafeNet and Cylink share a number of common cultural values. We were early pioneers in this industry, having been founded in 1983. We have a history of long-time relationships with prestigious customers who have led the way in the use of commercial encryption technologies to protect their networks. I believe that this combination offers strong positives to our employees, partners, customers, and investors."

        Mr. Crowell will assume the role of Special Advisor to the Chairman and CEO at SafeNet after the acquisition has closed.

About the Transaction

        Under the terms of the definitive agreement, all of the outstanding shares of Cylink stock will be exchanged for SafeNet stock pursuant to the terms of the definitive agreement. The merger is subject to the satisfaction of customary closing conditions, including the approval of Cylink's and SafeNet's shareholders, and is expected to close during the first quarter of 2003. Certain officers and directors holding approximately 23% of Cylink common stock in the aggregate have entered into stockholder agreements with SafeNet agreeing to vote in favor of the merger. In addition, Anthony Caputo, CEO of SafeNet, holding approximately 9% of SafeNet's common stock in the aggregate, has entered into a stockholder agreement with Cylink agreeing to vote in favor of the merger.

        The foregoing summary is a general description of certain pricing and related terms contained in the definitive agreement for the transaction, and is qualified in its entirety by reference to the definitive agreement, a copy of which will be filed by SafeNet with the Securities and Exchange Commission. SafeNet intends to file a Registration Statement on Form S-4 and a Proxy Statement, and SafeNet and Cylink intend to file a Proxy Statement with the Securities and Exchange Commission in connection with the transaction. SafeNet and Cylink expect to mail a Joint Proxy Statement/Prospectus to shareholders of SafeNet and Cylink. These documents contain important information about the transaction. Investors and security holders are urged to read these documents carefully when they are available. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at www.sec.gov.

Investor Conference Call

        SafeNet will host an investor conference call on Wednesday, October 30, at 6:00 p.m. EST. To join the conference call, dial 1-877-282-1086 and use pin # 6285049.

About SafeNet, Inc.

        SafeNet, Inc. (Nasdaq: SFNT) has set the industry standard for virtual private network (VPN) technology and secure business communications. With more than 18 years experience in developing, deploying, and managing network security systems for the most security-conscious financial institutions and government organizations around the world, SafeNet's proven technology has emerged as the de facto industry standard for VPNs. SafeNet created the first Internet VPN system, which has evolved into the only encryption platform to meet every security need in every product category. SafeNet security solutions, based on SecureIP Technology™, and part of the CGX Security Platform, have become the products of choice for leading Internet infrastructure manufacturers, service providers, and security vendors. With SafeNet securing the infrastructure of today's e-business communications as well as leading the way in government Homeland and classified data security, the company has opened new markets for interoperable, secure, and deployable VPN communications. Commercial customers include Texas Instruments, Microsoft, Samsung, Centillium Communications, ARM, and Cisco Systems. Government customers include U.S. Department of Defense, U.S. Internal Revenue Service, and the Social Security Administration. For more information, visit http://www.safenet-inc.com/.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

        The statements contained in this release, which are not historical facts, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Examples of such forward looking statements include SafeNet's belief that Cylink is an excellent fit with SafeNet and that the acquisition of Cylink will strengthen SafeNet's current activities, add a base of new government and financial customers, expand the scope of SafeNet's product line and be accretive in the first quarter of combined operations. These statements are subject to uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. These risks and uncertainties include contract termination risks, risks associated with acquiring other companies, including integration risks, and other risks described in SafeNet's and Cylink's Securities and Exchange Commission filings.

        SafeNet, Cylink and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of SafeNet and Cylink in favor of the merger. The directors and executive officers of SafeNet and their beneficial ownership of SafeNet common stock are set forth in the most recent proxy statement filed by SafeNet with the Securities and Exchange Commission. The directors and executive officers of Cylink and their beneficial ownership of Cylink common stock are set forth in the most recent proxy statement filed by Cylink with the Securities and Exchange Commission. Copies of those proxy statements may be obtained free of charge at the Commission's website, www.sec.gov. Security holders of SafeNet and Cylink may obtain additional information regarding the interests of the foregoing people by reading the Proxy Statement/Prospectus when it becomes available.

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Editor's Note: SafeNet is a registered trademark and SecureIP Technology is a trademark of SafeNet, Inc. All other trademarks are the property of their respective owners.